Exhibit 1.02

MICROSOFT CORPORATION

CONFLICT MINERALS REPORT

FOR THE REPORTING PERIOD FROM

JANUARY 1 TO DECEMBER 31, 2013

I.	INTRODUCTION

This Conflict Minerals Report for MICROSOFT CORPORATION is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), for the reporting period from January 1 to December 31, 2013 (the “2013 reporting cycle”). The Report covers activities of all of Microsoft majority-owned subsidiaries and variable interest entities that are subject to the Rule (“Microsoft”). The Rule imposes certain investigation, due diligence, disclosure and reporting obligations on SEC registrants whose manufactured products (including products contracted to be made for that registrant) contain “conflict minerals” necessary to the functionality or production of those products. The Rule defines “conflict minerals” to include cassiterite, columbite-tantalite, gold, wolframite and their derivatives limited to tin, tantalum, tungsten and gold (collectively, the “3TGs”).

Microsoft develops and markets software, services and hardware devices that deliver new opportunities, greater convenience and enhanced value to people’s lives. Our hardware products manufactured during the 2013 reporting cycle included the Surface line of tablet computers and accessories; Xbox gaming / entertainment consoles and accessories; personal computing accessories such as mice and keyboards; and Perceptive Pixel large video displays. This report does not address the products of Nokia Corporation’s (“Nokia”) Devices & Services business, which Microsoft purchased from Nokia in a transaction that closed on April 25, 2014.

We have determined Microsoft hardware products contain one or more 3TGs and thus are within the Rule’s scope. We have concluded, on the basis of our “reasonable country of origin inquiry” (“RCOI”) required by the Rule and described in Section II below, that we cannot exclude the possibility that some of the 3TGs contained in our hardware products may have originated in the Democratic Republic of the Congo or an adjacent country (each a “Covered Country” for purposes of the Rule). For that reason, we are submitting this Conflict Minerals Report (“CMR”) as an exhibit to our Form SD for the 2013 reporting cycle and using this CMR to describe the conflict minerals due diligence we have designed and performed.

The manufacture of products during any specified time period likely includes raw materials sourced before, as well as during, that time period. In particular, some 3TGs used during the current reporting period were smelted and refined prior to January 31, 2013. Under the Rule, any such 3TGs are considered to be “outside the supply chain” and thereby excluded from the Rule’s scope. However, the RCOI and supply chain due diligence we conducted for this reporting cycle did not exclude such materials.

This CMR and our Form SD to which the CMR is an exhibit have been posted and are publicly available on our website at http://www.microsoft.com/About/CorporateCitizenship/en-us/working-responsibly/principled-business-practices/responsible-sourcing/ .

II.	REASONABLE COUNTRY OF ORIGIN INQUIRY

Our RCOI corresponds to the first and second steps of the five-step Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition) (“OECD Guidance”), as that Guidance (including its Supplements) applies to each of the 3TGs, and to us as a “downstream company” as defined in the OECD Guidance.

Microsoft does not directly source 3TGs. Our supply chain is extensive and complex, with many layers of suppliers positioned between ourselves and 3TG smelters, refiners or mines. We have contractual relationships with the manufacturers of our hardware products, and with certain strategic suppliers that provide product components to our manufacturing partners. We require all of them to identify by weight each substance, including each 3TG, contained in the products and components they supply to us. We refer collectively in this CMR to our manufacturing partners, our strategic component suppliers and their respective contracted commodity suppliers as “in-scope suppliers.” In view of our extended supply chain, we rely on our in-scope suppliers to provide us with information concerning the sources and chains of custody of 3TGs necessary to the functionality or production of Microsoft hardware products.

A.	Establish Strong Company Management Systems

1.	Company Policies

Microsoft’s Responsible Sourcing of Raw Materials Policy describes our approach and commitment to work toward a goal of sourcing only conflict-free 3TGs in our hardware products. Microsoft’s policies also include, but are not limited to, Microsoft’s Global Human Rights Statement; our Supplier Code of Conduct, which defines our expectations concerning ethical business, employment, environmental and worker safety practices; and our internal Standards of Business Conduct, which outlines expected behaviors for all Microsoft employees.

2.	Internal Management Team

A cross-functional team supports the implementation of Microsoft’s responsible sourcing activities, including its efforts to comply with the Rule. The Corporate Vice President of our Manufacturing and Supply Chain organization sponsors the team. It meets regularly to assess the progress of our compliance program. It also trains other teams on their roles and responsibilities for implementing and supporting the program.

3.	System of Supply Chain Controls and Transparency

We require our contracted suppliers to fully disclose the materials found in components or products they supply to us or another Microsoft-contracted supplier. Those requirements explicitly refer to 3TGs. We also require our contracted suppliers to obtain and disclose 3TG sourcing information from their commodity suppliers. Our contracted suppliers are responsible for flowing down related policies and specifications to their suppliers.

We participate in numerous industry efforts to further enhance 3TG controls and transparency. We have supported the Conflict Free Smelter Initiative (“CFSI”) since its inception in 2010. The CFSI aims to identify smelters that can demonstrate that the 3TGs they process do not originate from sources contributing to conflict in a Covered Country. Microsoft provided financial support to the Industrial Technology Research Institute’s (“ITRI”) Tin Supply Chain Initiative (“iTSCi”) project to help establish a system of traceability and due diligence in the DRC and surrounding countries. We also funded an early adopters program to make it easier for smelters to become certified through CFSI’s Conflict Free Smelter Program (“CFSP”). We support several other similar organizations, including the Public Private Alliance for Responsible Minerals Trade (“PPA”), The Initiative for Responsible Mining Assurance (“IRMA”), The Alliance for Responsible Mining (“ARM”) and the “Pact” organization. Microsoft aspires to partner with other industry sectors to foster to end-to-end mining sustainability, from artisanal miners to larger mining enterprises. Microsoft also sponsors the Multi-Stakeholder Group, hosted by the Responsible Sourcing Network, which coordinates efforts to promote security and stability in the region by engaging governments to bring an end to the conflict in the DRC.

4.	Supplier Engagement

We inform our in-scope suppliers of our materials disclosure requirements and related company policies through specification updates that we communicate and track electronically. We also train these suppliers to meet our requirements during supplier forums and through direct communications. Our internal auditors conducted onsite audits of 61 contracted in-scope suppliers in 2013, to assess, among other issues, if the suppliers had a conflict minerals policy, systems to implement that policy and documentation to verify compliance to requirements outlined in specifications.

5.	Grievance Mechanism

Microsoft’s Human Right’s Statement includes our commitment to provide an anonymous grievance reporting mechanism for our employees and others affected by our operations to report suspected incidents of human rights abuse, including conflict minerals concerns. We investigate, and where appropriate, take remedial action to address reported incidents. We also participate in industry efforts to develop specific grievance mechanisms for conflict minerals-related issues, including PPA’s efforts to establish an in-region hotline.

B.	Identify and Assess Risk in the Supply Chain

We have taken the following steps to identify and assess risk in connection with 2013 reporting cycle:

•	We have determined whether in-scope supplier assembly or component parts contained 3TGs, referencing the IPC 1752 Material Declarations Standard (from the IPC - Association Connecting Electronics Industries). Our contracted suppliers are required to complete and submit the IPC 1752 material declaration for each unique assembly or component part number they supply to us or another supplier. We have identified 566 such contracted suppliers.

•	We have surveyed those 566 suppliers using the CFSI Conflict Minerals Reporting Template (“CMRT”) developed by CFSI members, including Microsoft. The CMRT includes questions regarding a supplier’s responsible sourcing policies, its practices for engaging with its upstream suppliers and the smelters and/or refiners from which its 3TGs are sourced. The CMRT includes other detailed questions concerning the origins of 3TGs contained in the supplier’s products, as well as its 3TG due diligence policies and procedures.

•	We have found that only 506 of the 566 suppliers we surveyed were unique suppliers. We have received responses from 369 of those 506 suppliers (71%), including 260 responses from 276 active suppliers (94%).

•	We have reviewed supplier CMRT submissions to validate they were complete and to identify any contradictions or inconsistencies. We have worked with suppliers to secure updated responses where necessary.

III.	DUE DILIGENCE DESIGN AND PERFORMANCE

On the basis of our RCOI, we have determined that 3TGs in our hardware products may have originated in one or more of the Covered Countries. Accordingly, we have designed and performed due diligence on the sources and chains-of-custody of those 3TGs, as described in this Section III.

A.	Due Diligence Design

Our 3TG due diligence has been designed to conform to the requirements of the Rule and the third, fourth and fifth steps of the five-step OECD Guidance, as that Guidance (including its Supplements) applies to each of the 3TGs, and to our status as a “downstream company” as defined in the Guidance.

B.	Due Diligence Performance

In light of our size, the complexity of our products and the depth, breadth and constant evolution of our supply chain, we rely on our in-scope suppliers to provide us with information concerning the sources and chains of custody of 3TGs contained in the products, components or commodities they supply. Our in-scope suppliers are similarly reliant on information provided by their upstream suppliers, and many of our in-scope suppliers are themselves subject to the Rule.

1.	Design and Implement a Strategy to Respond to Risks

By their terms, the red-flag conflict mineral supply chain triggers contained in the OECD Guidance are primarily directed to upstream companies, rather than downstream manufacturers such as Microsoft. We mitigate risks associated with the sourcing of 3TGs by working with our in-scope suppliers to identify 3TG smelters and refiners and encouraging those 3TG processing facilities to become CFSP compliant. We also expect our in-scope suppliers to collaborate with their upstream suppliers to achieve the same ends.

To respond to risks identified during our due diligence, Microsoft implements responsible sourcing initiatives, including its conflict minerals compliance program. We use an escalation process to engage with suppliers who we learn may be sourcing 3TGs from a Covered Country under conditions that may be benefitting non-governmental armed groups in those countries. That escalation process might include, if necessary, requiring a contracted supplier to find an alternative source of 3TGs for use in products or components supplied to us; or, if appropriate in light of all relevant factors, suspending or terminating our contractual relationship with a supplier. To date, we have not encountered a responsible sourcing issue with a supplier that would trigger our escalation process.

We assess the status of our due diligence efforts during our monthly conflict minerals working group meetings, as described in section II.A.2 (“Internal Management Team”) above. Further, we also rely on supplier survey updates, ongoing supplier communications, supplier social and environmental accountability audits and new supplier briefings to minimize any new risks being introduced to our supply chain.

To help manage risk on a global scale and closer to the origination of the 3TGs, we participate in several industry-wide initiatives, including CFSI, PPA, the ITRI iTSCi project, IRMA, PACT and ARM. We also have encouraged smelters and refiners to participate in independent assessments of their own sources through mechanisms such as the CFSI program.

2.	Carry Out Independent Third Party Audit of Supply Chain Due Diligence

We do not have direct sourcing relationships with 3TG smelters or refiners. However, Microsoft supported the launch and is a member of the CSFP through which 3TG smelters and refiners are independently audited, in accordance with the OECD Guidance, and certified as not obtaining the materials they process from sources contributing to conflict in the DRC or another Covered Country. We have relied on these independent audits of smelters undertaken in accordance with the CFSP and other similar programs. We also helped fund a CFSP early adopters program to make it easier for smelters and refiners to get certified. As described in Section

II.A.3 above, we also support efforts of PPA, IRMA, ARM and PACT to holistically improve end-to-end mining sustainability, from artisanal to larger mining enterprises. In addition, we have participated in a smelter outreach initiative in Indonesia to help educate tin smelters, trading companies and government officials on the responsible sourcing expectations of consumer product manufacturers, including but not limited to those expectations necessary to assure compliance with the Rule.

3.	Report on Supply Chain Due Diligence

Microsoft has published its Responsible Sourcing of Raw Materials Policy on its external website. We have filed with the SEC our Form SD – Special Disclosure Report, which includes this CMR as Exhibit 1.02, for the 2013 reporting cycle. We have made these disclosures available on our website at http://www.microsoft.com/About/CorporateCitizenship/en-us/working-responsibly/principled-business-practices/responsible-sourcing/.

IV. DUE DILIGENCE RESULTS

A.	3TG Processing Facilities

As described in Section II of our Report, we require our contracted suppliers to provide full materials declarations for substances contained in the products and components they supply to us. We also require each of our contracted suppliers to impose these same disclosure obligations on their contracted commodity suppliers. Nevertheless, the vast majority of our in-scope suppliers provided data at a company or divisional level, or otherwise were unable to identify specific smelters or refiners that had processed 3TGs contained in the products or components supplied to us. This was expected given the multiple tiers of supply chain actors that typically are positioned between our in-scope suppliers and 3TG smelters or refiners; and where our suppliers, like us, typically do not have contractual relationships with those smelters or refiners.

As a result, we could not verify that all 3TGs reported by our in-scope suppliers in fact were contained in products or components those suppliers provided to us or another Microsoft-contracted supplier. Nor could we verify that any of the 3TG smelters or refiners that our in-scope suppliers identified actually were part of our raw materials supply chain. Nonetheless, we have made a reasonable good faith effort to collect and evaluate the information below concerning 3TG smelters and refiners, on the basis of information provided by our suppliers.

Completed CMRTs received from 260 active suppliers and from 99 inactive suppliers referenced over 10,000 potential 3TG potential smelters and refiners. We validated the data by removing duplicates, reconciling multiple names for a single entity and eliminating otherwise invalid names. The validated data reduced this list to 559 entities. We found that of this validated list, 169 entities were unknown to CFSI (but are being further investigated by CFSI members). Another 207 entities were not actual smelters or refiners and had been misidentified as such. Once those numbers were subtracted from the validated list, 183 smelters or refiners remained. Table 1 categorizes those 183 facilities by 3TG and identifies which facilities are CFSI compliant; are scheduled for certification audits; have been contacted for further engagement; are awaiting outreach from CFSI; or are members of the Tungsten Industry—Conflict Minerals Council (“TI-CMC”) that have agreed to complete a CFSP validation audit within two (2) years of joining TI-CMC. Table 2 provides additional information on the conflict-free status of these 183 smelters and refiners.

Table 1: Unique CFSI Confirmed Smelters by 3TG

Table 2: Status of Confirmed Smelters/Refiners

Facility (Smelter or Refiner) Name	Conflict-Free Status
Aida Chemical Industries Co. Ltd.	Unknown
Caridad	Unknown
Chugai Mining	Unknown
CNMC (Guangxi) PGMA Co. Ltd.	Unknown
CV Serumpun Sebalai	Unknown
Daejin Indus Co. Ltd	Unknown
DaeryongENC	Unknown
Dayu Weiliang Tungsten Co., Ltd.	Unknown
Do Sung Corporation	Unknown
Doduco	Unknown
Fenix Metals	Unknown
Gejiu Zi-Li	Unknown
Guangdong Jinding Gold Limited	Unknown
Huichang Jinshunda Tin Co. Ltd	Unknown
Hwasung CJ Co. Ltd	Unknown
Jiangxi Nanshan	Unknown
Kai Unita Trade Limited Liability Company	Unknown
King-Tan Tantalum Industry Ltd	Unknown
Korea Metal Co. Ltd	Unknown
Lingbao Jinyuan Tonghui Refinery Co. Ltd.	Unknown
Linwu Xianggui Smelter Co	Unknown
Minmetals Ganzhou Tin Co. Ltd.	Unknown
Novosibirsk Integrated Tin Works	Unknown
O.M. Manufacturing (Thailand) Co., Ltd.	Unknown
PT Artha Cipta Langgeng	Unknown
PT Babel Inti Perkasa	Unknown

Facility (Smelter or Refiner) Name	Conflict-Free Status
PT Belitung Industri Sejahtera	Unknown
PT DS Jaya Abadi	Unknown
PT Mitra Stania Prima	Unknown
PT Prima Timah Utama	Unknown
PT Sariwiguna Binasentosa	Unknown
Sabin Metal Corp.	Unknown
SAMWON METALS Corp.	Unknown
Shanghai Jiangxi Metals Co. Ltd	Unknown
So Accurate Group, Inc.	Unknown
Tongling nonferrous Metals Group Co.,Ltd	Unknown
Torecom	Unknown
Zhuzhou Cemented Carbide Group Co., Ltd.	Unknown
78 Smelter/Refiner Facilities	CFSP Compliant
29 Smelter/Refiner Facilities	CFSP Active
7 Smelter/Refiner Facilities	In Communication with CFSI
29 Smelter/Refiner Facilities	LBMA*
2 Smelter/Refiner Facilities	TI-CMC

*	London-Bullion Market Association (LBMA) Smelters/Refiners are registered with LBMA and subject to audits approved by CFSI. Audits are not yet completed.

Figure 1 below shows the geographic distribution of these smelters and refiners, also broken out by 3TG mineral. The relative circle sizes in Figure 1 correspond to the relative number of times our in-scope suppliers identified each 3TG smelter or refiner in their completed CMRT forms.

Figure 1: Location and Relative Number of Smelters and Refiners by 3TG Mineral

GOLD

TANTALUM

TIN

TUNGSTEN

B.	3TG Countries of Origin

To draw reliable conclusions as to 3TG countries of origin, we have, consistent with the OECD Guidance, relied on our suppliers’ use of the CFSI CMRT form as a tool for querying and transmitting information along the raw minerals supply chain. We also have relied, again consistent with the OECD Guidance, on the CFSP smelter / refiner audit and certification program as another valuable country-of-origin information tool.

Countries of origin for the CSFP-compliant smelters and refiners that our suppliers have identified include: Argentina, Australia, Austria, Belgium, Brazil, Chile, China, Columbia, Cote D’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, India, Indonesia, Ireland, Israel, Japan, Lao People’s Democratic Republic, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, The Netherlands, Nigeria, Peru, Plurinational State of Bolivia, Portugal, Republic of Korea, Russian Federation, Sierra Leone, Singapore, Suriname, Switzerland, Thailand, United Kingdom of Great Britain and Northern Ireland, United States of America, Zimbabwe, Kenya, Mozambique, South Africa, Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania, Zambia and the Democratic Republic of Congo.1 Figure 2 provides a graphical presentation of those countries of origin for 3TGs processed in CFSP-compliant smelters and refiners that our in-scope suppliers have identified. As to the Covered Countries listed above, we note that a CFSP-compliant smelter may source 3TGs from Covered Countries in a manner that does not contribute to armed conflict.

We also have derived the following related information as a result of our due diligence efforts:

[1]	This information is derived from CFSI’s Reasonable Country of Origin data, as of May 1, 2014.

•	At least 16 suppliers reported that they used one or more smelters or refiners that have been certified as conflict free pursuant to the CFSP and which process minerals that originated in one of the Covered Countries.

•	For conflict-free smelters for which minerals sourcing information is available from CFSI, 15% of the conflict-free smelters or refiners identified process only recycled or scrap material.

•	For conflict-free smelters for which minerals sourcing information is available from CFSI, 79% of the conflict-free smelters identified are not sourcing from the covered countries.

Countries of origin of 3TGs processed in other smelters or refiners, i.e., those that are not CFSP-compliant, may include, but are not necessarily limited to, the countries listed above and depicted on Figure 2 below. At this time, we have credible country-of-origin information only for CSFP-compliant facilities.

Figure 2: Country-of-Origin Information for CFSP-Compliant Smelters and Refiners

C.	3TG Mines or Locations of Origin

Through experience gained from participating in CFSI and other multi-stakeholder responsible sourcing initiatives, we have concluded that requiring our in-scope suppliers to complete the CFSI CMRT represents the reasonable best effort we can make to identify the mines or locations of origin of 3TGs contained in our in-scope products with the greatest possible specificity. To date, CFSI has validated through facility audits that its certified conflict-free smelters are not sourcing 3TGs in a manner that contributes to armed conflict, even for those sourcing from mines or other locations of origin in the Covered Countries. We also have participated in smelter outreach and industry-sponsored supply chain workshops to encourage greater smelter and refiner CFSI participation.

We believe that encouraging other smelters and refiners to participate in the CFSP will improve our knowledge about the locations of 3TG mines in our raw materials supply chain. Microsoft supports the continued refinement and expansion of the list of participating smelters through our membership in CFSI, which oversees the CFSP. In addition, we have encouraged additional smelters to participate in the CFSP and become certified as conflict-free, by contacting relevant smelters directly. We have offered to visit or fund a third party to help educate and prepare the contacted smelter for the CFSP audit process.

V.	FUTURE MEASURES

We will continue enhancing our ability to identify, assess and mitigate rapidly any risk that 3TGs contained in our products might be supporting non-governmental armed groups in the Covered Countries or elsewhere. We intend to take the following steps to refine and improve our 3TG due diligence efforts:

•	Continue to engage with suppliers where reported data is incomplete or uncertain, and direct them to training resources to help remedy those issues in future conflict minerals reporting to us;

•	Engage any suppliers found to be sourcing 3TGs under conditions that reasonably could be contributing to armed conflict in the DRC or an adjoining country, and require them to address the matter promptly and appropriately, including finding alternative 3TG sources that do not support such conflict;

•	Strengthen engagement with relevant industry groups and NGOs to define and improve best practices, build supplier and smelter / refiner capabilities (including encouraging smelters / refiners to become CSFP compliant) and enhance leverage over the raw materials supply chain in line with the OECD Guidance;

•	Complete internal on-site audits of in-scope suppliers for conformance to conflict minerals program requirements; and

•	Enhance use of Information Technology tools for improved tracking, evaluating and storing of supplier 3TG due diligence data.